Exhibit 99.1

NLS Pharmaceutics Announces Preclinical Data Demonstrating the Potential of NLS-4 (Lauflumide) to Treat Chronic Fatigue Associated With Long-COVID

Switzerland/Stans, October 14, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces preclinical data for NLS-4 (Lauflumide), the Company’s next-generation wake-promoting drug candidate, which has shown promise for the treatment of chronic fatigue associated with Long-COVID (also known as “chronic COVID syndrome”).

NLS sponsored the preclinical study in which rats that had undergone a procedure to induce chronic fatigue recovered following treatment with NLS-4 and were able to exhibit typical nighttime activity when rats are normally active. Moreover, the NLS-4 treated rats had greater motor-stimulating behavior compared to rats treated with modafinil, a leading drug treatment indicated for extreme fatigue and sleepiness. Additionally, nighttime activity in NLS-4 treated rats was comparable to rats that did not undergo the fatigue procedure, the study’s control group.

“The fatigue procedure utilized in this study induces a disruption in circadian activity, namely a decrease in motor activity during the dark period when rats are normally active, and an increase in motor activity during the period of light when rats are largely inactive,” said Dr. Jean-Charles Bizot, Ph.D., research manager of the study and Chief Executive Officer of Key-Obs in Orléans, France. “In this preclinical model, we observed NLS-4’s clear motor-stimulating effect, which was superior to the widely prescribed fatigue treatment, modafinil. The motor-stimulating effect of NLS-4 during the dark period suggests an improvement in recovery from the fatigue procedure and therefore is an indicator of the drug candidate’s potential to treat diseases in which chronic fatigue is a primary symptom."

Improvement in stimulation of laboratory animals with NLS-4, with a beneficial effect on nictemeral rhythm, was reported in 2018 in a prior study conducted by the Department of Physiology, Faculty of Biology and Medicine, Center for Integrative Genomics, University of Lausanne, Switzerland, which concluded that NLS-4 was a highly potent wake-promoting drug that does not produce hypersomnia rebound. Additionally, the University of Lausanne study found that sleep recovery after treatment with NLS-4 is characterized by less slow-wave sleep and delta activity compared to modafinil, suggesting a lower need for recovery despite longer periods of drug-induced wakefulness. https://www.frontiersin.org/articles/10.3389/fnins.2018.00519/full

"These data provide additional evidence of the potential beneficial effects of Lauflumide (NLS-4), which produces a lower need for sleep and better recovery from fatigue by properly modulating wake-rest activity,” said Eric Konofal, M.D., Ph.D., Chief Scientific Officer of NLS. “Excess fatigue, disturbed sleep and concentration are the main symptoms found in patients who have contracted COVID-19, and today, there is no known treatment for the improvement of Long-COVID symptoms. We are excited to bring this novel compound forward into clinical development, with the potential ability to offer patients diagnosed with Long-COVID the chance for relief from their chronic fatigue symptoms.”

About NLS-4 and Fatigue Symptoms Associated with Viral Pandemics

NLS-4 is Lauflumide [2 - ((bis (4-fluorophenyl) methyl) sulfinyl) acetamide], a next-generation selective dopamine reuptake inhibitor. NLS-4 is an enantiomeric form (R-isomer) that is optically pure with an enantiomeric excess of more than 95% of bis (p-fluoro) phenyl ring-substituted derivative of modafinil (USPTO Patent Application 20130295196, Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof: patent granted, 2017).

NLS-4 was found to weakly bind with neuropeptide Y1 (NPY1), as a reverse agonist inhibitor modulating the development of depressive-like behavior and exerting histamine-2 receptor activity, potentially alleviating neurocognitive disorders. A recent complementary assay profile has demonstrated that NLS-4 may exert inhibitory activity on ACE2 and Cathepsin L, which offers potential promising treatment for COVID-19 patients.

It is important to recall that in the aftermath of the pandemic of viral influenza with lethargic encephalitis, which had prevailed in Europe from 1915 to 1926, psychostimulants (amphetamine salts) had been adopted as symptomatic treatment for neurological conditions caused by the virus. Amphetamines exhibited their beneficial effects on the brain, attention, and fatigue in the patients who received them for treatment. Today, with the Covid-19 pandemic, we are seeing the emergence of a new form of myalgic encephalomyelitis/chronic fatigue syndrome (ME/CFS) called Long-COVID.

NLS is committed to initiating clinical development of NLS-4 for the treatment of Long-COVID. The claim of this invention by patent application has been registered under number EP21305944.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS has recently initiated a phase 2 study in the U.S. evaluating Quilience® in adult subjects suffering from Narcolepsy. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3rd of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of NLS-4 (Lauflumide) for sufferers of Long-COVID and its commitment to initiating clinical development of NLS-4 for the treatment of Long-COVID. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharmaceutics.com